SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 1)*

Fitbit, Inc.

(Name of Issuer)

Class A Common Stock, $0. 0001 par value per share

(Title of Class of Securities)

33812L102

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33812L102	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Softbank Princeville Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,139,993 (See Items 2 and 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 5,139,993 (See Items 2 and 4 herein)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,139,993 (See Items 2 and 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 33812L102	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SB PV GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,139,993 (See Items 2 and 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 5,139,993(See Items 2 and 4 herein)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,139,993 (See Items 2 and 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 33812L102	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SB PV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,139,993 (See Items 2 and 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 5,139,993 (See Items 2 and 4 herein)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,139,993 (See Items 2 and 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 33812L102	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ronald D. Fisher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,139,993 (See Items 2 and 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 5,139,993 (See Items 2 and 4 herein)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,139,993 (See Items 2 and 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 33812L102	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kabir Misra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,139,993 (See Items 2 and 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 5,139,993 (See Items 2 and 4 herein)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,139,993 (See Items 2 and 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 33812L102	13G	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steven Murray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,139,993 (See Items 2 and 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 5,139,993 (See Items 2 and 4 herein)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,139,993 (See Items 2 and 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 33812L102	13G	Page 8 of 12 Pages

Item 1.

(a)	Name of Issuer:

Fitbit, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

405 Howard Street

San Francisco, CA 94105

Item 2.

(a)	Name of Person Filing:

Softbank PrinceVille Investments, L.P. (“Investments”)

SB PV GP, L.P. (“GP”)

SB PV GP LLC (“LLC”)

Ronald D. Fisher (Fisher”)

Kabir Misra (“Misra”)

Steven Murray (“Murray”)

See attached Exhibit A, which is a copy of their agreement in writing to file this statement on behalf of each of them.

The shares reported herein are directly owned by Investments. GP is the general partner of Investments and the LLC is the general partner of the GP. The managing members of the LLC are Fisher, Misra and Murray (Investments, GP, LLC, Fisher, Misra and Murray hereinafter sometimes referred to as the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence:

The business address for each of Investments, GP, the LLC, Fisher, Misra and Murray is c/o SoftBank Capital, 38 Glen Avenue, Newton, Massachusetts 02459.

(c)	Citizenship:

Investments is a limited partnership organized under the laws of Guernsey and the GP is a limited partnership organized under the laws of the Cayman Islands. The LLC is a limited liability company organized under the laws of the State of Delaware. Each of Fisher, Misra and Murray are citizens of the United States.

(d)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”)

(e)	CUSIP Number:

33812L102

CUSIP No. 33812L102	13G	Page 9 of 12 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:           .

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 31, 2016: Investments beneficially owned the 5,139,993 shares of the Issuer’s Class A Common Stock, $0.0001 par value per share directly owned by it. Each of the GP, the LLC and Fisher, Misra and Murray may be deemed to beneficially own the 5,139,993 shares directly owned by Investments.

(b)	Percent of class:

As of December 31, 2016 (based on (i) 170,120,929 shares of Class A Common Stock outstanding as of October 31, 2016 as reported in the Issuer’s 10-Q for the period ended October 1, 2016 and filed with the Securities and Exchange Commission on November 3, 2016), the 5,139,993 shares of the Issuer’s Class A Common Stock beneficially owned by the Reporting Persons constituted 3.0% of the Class A Common Stock outstanding.

CUSIP No. 33812L102	13G	Page 10 of 12 Pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote – 0

(ii)       Shared power to vote or to direct the vote – Investments, the GP, the LLC, Fisher, Misra and Murray share the power to vote or direct the vote of the 5,139,993 shares of the Issuer’s Class A Common Stock owned by Investments.

(iii)	Sole power to dispose or to direct the disposition of – 0

(iv)       Shared power to dispose or to direct the disposition of – Investments, the GP, the LLC, Fisher, Misra and Murray share the power to dispose or to direct the disposition of the 5,139,993 shares of the Issuer’s Class A Common Stock owned by Investments.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 33812L102	13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOFTBANK PRINCEVILLE INVESTMENTS, L.P.
By: SB PV GP, L.P., its General Partner
By: SB PV GP LLC, its General Partner

January 26, 2017	By:	/s/Steven J. Murray
	Name:	Steven J. Murray
	Title:	Managing Member

SB PV GP, L.P.
By: SB PV GP LLC, its General Partner

January 26, 2017	By:	/s/Steven J. Murray
	Name:	Steven J.Murray
	Title:	Managing Member

SB PV GP LLC

January 26, 2017	By:	/s/Steven J. Murray
	Name:	Steven J. Murray
	Title:	Managing Member

January 26, 2017	/s/Ronald D. Fisher
Ronald D. Fisher

January 25, 2017	/s/Kabir Misra
Kabir Misra

January 26, 2017	/s/ Steven J. Murray
Steven J. Murray

CUSIP No. 33812L102	13G	Page 12 of 12 Pages

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of Fitbit, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

SOFTBANK PRINCEVILLE INVESTMENTS, L.P.
By: SB PV GP, L.P., its General Partner
By: SB PV GP LLC, its General Partner

January 26, 2017	By:	/s/Steven J. Murray
	Name:	Steven J. Murray
	Title:	Managing Member

SB PV GP, L.P.
By: SB PV GP LLC, its General Partner

January 26, 2017	By:	/s/Steven J. Murray
	Name:	Steven J.Murray
	Title:	Managing Member

SB PV GP LLC

January 26, 2017	By:	/s/Steven J. Murray
	Name:	Steven J. Murray
	Title:	Managing Member

January 26, 2017	/s/Ronald D. Fisher
Ronald D. Fisher

January 25, 2017	/s/Kabir Misra
Kabir Misra

January 26, 2017	/s/ Steven J. Murray
Steven J. Murray